3B

SECURITIES 04004362 SION

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SEC FILE NUMBER
8- 50635

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SORT SECURITIES, L.L.C

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
712 FIFTH AVENUE, 24th FLOOR
(No. and Street)

NEW YORK NEW YORK 10019
(City) (State) (Zip Code)

RECEIVED FEB 23 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
OMAR AMANAT 212/364-8750
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
JOSEPH AMUNDSEN, CPA
(Name — *if individual, state last, first, middle name*)

67 WALL STREET, #2200 NY NY 10005
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, OMAR AMANAT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SORT SECURITIES, LLC, as of DECEMBER 31, 2003, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING MEMBER
Title

Sworn before me on
18th day of February 2004

[signature]
Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC STATE OF NEW YORK
NO. 01DH6059993
QUALIFIED in NASSAU COUNTY
COMMISSION EXPIRES JUNE 11, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Supplemental Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

SORT SECURITIES, L.L.C.

(F/K/A TRADESCAPE L.L.C.)

Index to Financial Statements

December 31, 2003

Sort Securities, LLC
712 Fifth Avenue, 24th Floor
New York, New York 10019

January 27, 2004

U.S. Securities and Exchange Commission
233 Broadway
New York, NY 10006

RE: Notification of Change in Auditors

Gentlemen:

This letter is to notify you and the NASD of our intent to change independent CPA auditors effective as of this date. Our intent is to have a rotation of auditors so that we fully comply in our own minds with all the intent of the Sarbanes-Oxley Act. We further expect to review the work of succeeding accountants on an annual basis to insure that we are meeting all relevant regulations. During the past 24 months preceding our decision, there have been no problems relating to accounting, audit or compliance issues and there have been no unresolved such problems.

We are sending a notice of this letter to our former accountant, and asking them to initial this notice in agreement. A copy is also being sent to the new accountant, Joseph Amundsen, CPA, NY License #87609.

Yours truly,

Sort Securities, LLC

AGREED AND ACCEPTED:____________________

cc: U.S. Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

National Association of Securities Dealers Inc.
1390 Pickard Drive
Rockville, MD 20850

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Member of
Sort Securities, L.L.C. (F/K/A Tradescape L.L.C.):

I have audited the accompanying statement of financial condition of Sort Securities, L.L.C. (F/K/A Tradescape L.L.C.) as of December 31, 2003, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sort Securities, L.L.C. (F/K/A Tradescape L.L.C.) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen CPA

Joseph Amundsen, CPA
New York, New York
February 20, 2004

SORT SECURITIES, L.L.C.
(F/K/A TRADESCAPE L.L.C)
Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 79,752
Current assets	79,752
Investments	13,000
Total assets	92,752
Liabilities and Member's Capital	
Accrued Expenses Payable	44,000
Total Liabilities	44,000
Member's Capital	48,752
Total Member's Capital	48,752
Total Liabilities & Member's Capital	$ 92,752

SORT SECURITIES, L.L.C
(F/K/A TRADESCAPE L.L.C.)
Statement of Loss and Changes in Member's Capital

For the Year Ended December 31, 2003

Revenues:		
Licensing Fees	$	141,468
Other Income		381
Total Revenues		141,849
Expenses:		
Bad debt expense		20,000
Dues and subscriptions		6,700
Legal and accounting		22,500
Licensing costs		113,000
Other expenses		6,877
Total Expenses		169,077
Net Loss		(27,228)
Member's Capital, January 1, 2003		52,980
Net Loss		(27,228)
Member's Contributions		25,000
Member's Withdrawals		(2,000)
Member's Capital, December 31, 2003	$	48,752

The accompanying notes are an integral part of these financial statements.

SORT SECURITIES, L.L.C
(F/K/A TRADESCAPE L.L.C)
Statement of Changes in Member's Capital

For the Year Ended December 31, 2003

	Member's Capital
Balance, January 1, 2003	$ 52,980
Net (loss)	(27,228)
Member's Capital Contributions	25,000
Member's Capital Withdrawals	(2,000)
Balance, December 31, 2003	$ 48,752

The accompanying notes are an integral part of these financial statements.

SORT SECURITIES, L.L.C.
(F/K/A TRADESCAPE L.L.C)
Statement of Cash Flows

For the Year Ended August 31, 2003

Cash flows from operating activities:		
Net loss		$ (27,228)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Employee loan receivable	$ 20,000	
Increase (decrease) in operating liabilities:		
Accrued expenses	39,000	59,000
Net cash provided by operating activities		31,772
Cash flows from financing activities:		
Capital contributions	25,000	
Capital withdrawals	$ (2,000)	
Net cash provided by financing activities		23,000
Net increase in cash		54,772
Cash and equivalents, beginning of year		24,980
Cash and equivalents, end of year		79,752
Supplemental disclosure:		
Interest paid		-
Income taxes paid		$ 275

The accompanying notes are an integral part of these financial statements.

SORT SECURITIES, L.L.C.
(F/K/A TRADESCAPE L.L.C)

Notes to Financial Statements

For the Year Ended December 31, 2003

1. Significant Accounting Policies

Sort Securities, L.L.C. (F/K/A Tradescape L.L.C.)(the Company) was organized in May 1997, in the State of Delaware. The Company was formed as a securities broker dealer. Its registration with the Securities and Exchange Commission as a broker dealer became effective May, 1998. The Company is in the business of licensing real time quotes to other brokerage companies and hedge funds. The company has licensing rights from another company to certain technology which enables broker dealers to significantly improve their trading operations. For every sale, the Company pays 90% of licensing fees to this other company. At present, it has licensing income of approximately $50,000 a month from one customer. No brokerage business is conducted with the general public or with any other class of investor, nor does the Company maintain any customer accounts.

The Company prepares its financial statements on the accrual basis of accounting.

The Company is a limited liability company with a single member, and as such, is not responsible for the payment of federal and state taxes. The member is responsible for taxes on his share of the Company's profits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company was in compliance with these regulations.

3. Anti-Money Laundrying Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2003, the Company was in compliance with this program.

4. Related Party Transactions

The Company has an agreement with a related party to share office space and utilities for approximately one fourth of the total monthly cost. The Company also has a technology licensing agreement with a related party that requires 90% of gross licensing income to be paid to third parties.

Capital Markets America, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2003

Schedule 1

Total Shareholders' Equity	$ 48,752
Less: Haircut	-
	48,752
Less: Unallowable Assets	(13,000)
Net Capital	35,752
Minimum Net Capital required	(5,000)
Excess net capital	$ 30,752
Aggregate indebtedness	$ -
Net Capital	$ 35,752
Ratio AI to NC	0%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Sort Securities, L.L.C. FOCUS report - Part IIA as of December 31, 2003.

SORT SECURITIES, L.L.C.
(F/K/A TRADESCAPE, L.L.C.)
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2003

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Member of
Sort Securities, L.L.C. (F/K/A/ Tradescape L.L.C.)

In planning and performing my audit of the financial statements of Sort Securities, L.L.C. (F/K/A Tradescape L.L.C.), (the Company), for the year ended December 31, 2003, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 20, 2004